[Exhibit (a)(18)]
                              [ITT Letterhead]



                                             DATE:      September 29, 1997
                                             CONTACT:   Jim Gallagher
                                             TELEPHONE  212-258-1261


                           FOR IMMEDIATE RELEASE



                       ITT EXTENDS STOCK TENDER OFFER

          NEW YORK, NY, September 29, 1997 -- ITT Corporation (NYSE: ITT) announced today that it has extended the expiration date of its offer to purchase up to 30 million shares of its common stock (including the associated preferred stock purchase rights) at $70.00 per share, net to the seller in cash. The offer is now scheduled to expire at 5:00 p.m., New York City time, on Monday, October 6, 1997, unless extended. As of the close of business yesterday, approximately 84 million shares of ITT's common stock have been tendered in the offer. The terms and conditions of the offer are set forth in ITT's Offer to Purchase dated July 17, 1997, as supplemented by the Supplement to the Offer to Purchase dated August 27, 1997, and the related Letter of Transmittal. Goldman, Sachs & Co. and Lazard Freres & Co. LLC are acting as Dealer Managers for the offer and Georgeson & Company Inc. is acting as Information Agent.


                                  - ITT -